Filed by Parent Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6(b)

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

Registration Statement No.: 333-133321

This filing consists of a press release issued by The McClatchy Company on May 19, 2006.

Contact:	Elaine Lintecum
916-321-1846
elintecum@mcclatchy.com

McCLATCHY REPORTS APRIL 2006 REVENUES

Sacramento, CA, May 19, 2006—The McClatchy Company (NYSE: MNI) today reported that consolidated advertising revenues in April 2006 decreased 2.2% and total revenues declined 2.4%. Year-to-date advertising revenues grew 0.3% and total revenues were down 0.4%.

Commenting on April’s results, Gary Pruitt, McClatchy’s Chairman and CEO, said, “We knew that Easter falling in April of 2006 would depress our classified advertising results compared to 2005 when Easter was in March. So while revenues were down this April compared to last year, it was not unexpected. Based on current trends, we believe that second quarter advertising revenues will grow in the low-single-digit range, similar to our first quarter 2006 advertising revenue growth.”

Advertising revenue performance at the Company’s newspapers is summarized by region in McClatchy’s statistical report that follows. The Company has also included supplemental advertising revenue data by category in a schedule that follows.

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 16 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, The Sacramento Bee, The Fresno Bee and The Modesto Bee in California, The News & Observer (Raleigh, NC), The News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a circulation of 3.4 million daily and 4.5 million Sunday. Knight Ridder has websites in all of its markets and a variety of investments in internet and technology companies, publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. Knight Ridder’s internet operation develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional web sites in more than 110 U.S. markets.

As part of the transaction, McClatchy intends to divest 12 Knight Ridder newspapers, mainly located in cities that do not fit the company’s longstanding acquisition criteria, chiefly involving growing markets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close this summer.

On April 26, 2006, the McClatchy Company announced a definitive agreement with MediaNews Group, Inc. (MediaNews) and The Hearst Corporation (Hearst) under which the companies will pay McClatchy $1.0 billion in cash to acquire four newspapers. MediaNews will purchase two northern California papers, the San Jose Mercury News and Contra Costa Times, and Hearst will acquire the Monterey (CA) Herald, and the St. Paul Pioneer Press in St. Paul, Minnesota. The parties intend to close the transaction within roughly the same time frame as the close of McClatchy’s Knight Ridder acquisition.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transactions between McClatchy and each of Knight Ridder, MediaNews and Hearst, the expected timetable for completing the transactions, future financial and operating results, benefits and synergies of the transactions, the divestiture plan, future opportunities for the company and any other statements about management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transactions, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in McClatchy’s Annual Report on Form 10-K for the year ended December 25, 2005 and the final Prospectus/Proxy Statement/Information Statement contained in McClatchy’s Registration Statement on Form S-4 (Registration No. 333-133321). McClatchy disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

IMPORTANT ADDITIONAL INFORMATION

On May 10, 2006, McClatchy filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-133321) containing a final Prospectus/Proxy Statement/Information Statement regarding the proposed transaction between McClatchy and Knight Ridder. Investors and security holders of McClatchy and Knight Ridder are urged to read the Prospectus/Proxy Statement/Information Statement carefully because it contains important information about McClatchy, Knight Ridder, the transaction and related matters. The Prospectus/Proxy Statement/Information Statement is being mailed on or about May 15, 2006 to stockholders of McClatchy and shareholders of Knight Ridder. Investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain additional free copies of the Registration Statement and the Prospectus/Proxy Statement/Information Statement from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Prospectus/Proxy Statement/Information Statement described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about March 29, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the shareholders of Knight Ridder in connection with the proposed transaction between McClatchy and Knight Ridder. Information regarding the special interests of these directors and executive officers in the proposed transaction between McClatchy and Knight Ridder and additional information regarding these directors and executive officers is included in the Prospectus/Proxy Statement/Information Statement described above, which also serves as Knight Ridder’s proxy statement for its 2006 Annual Meeting of Shareholders and was filed by Knight Ridder on May 11, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

The McClatchy Company

Consolidated Statistical Report

(In thousands, except for preprints)

	April			April Year-to-Date
	2006	2005	% Change	2006	2005	% Change
Revenues - Net:
Advertising
California	$37,925	$37,404	1.4%	$134,146	$128,235	4.6%
Minneapolis	28,242	30,575	-7.6%	98,998	102,963	-3.9%
Carolinas	16,088	16,215	-0.8%	54,323	54,347	0.0%
Northwest	14,096	14,342	-1.7%	45,973	46,889	-2.0%

Total Advertising	$96,351	$98,536	-2.2%	$333,440	$332,434	0.3%

Circulation	15,258	15,948	-4.3%	54,805	57,345	-4.4%
Other	2,273	2,166	4.9%	7,640	7,798	-2.0%

Total Revenue	$113,882	$116,650	-2.4%	$395,885	$397,577	-0.4%

Average Paid Circulation:*
Daily	1,364.7	1,415.2	-3.6%	1,379.1	1,414.0	-2.5%
Sunday	1,726.8	1,814.1	-4.8%	1,734.4	1,815.7	-4.5%

* Reflects average paid circulation based upon number of days in period. Does not reflect ABC reported figures.

Advertising Linage for Dailies:
Full Run ROP
Retail	512.4	534.8	-4.2%	1,700.6	1,810.1	-6.0%
National	100.6	107.4	-6.3%	368.9	392.1	-5.9%
Classified	746.1	776.0	-3.9%	2,622.4	2,635.9	-0.5%

Total	1,359.1	1,418.2	-4.2%	4,691.9	4,838.1	-3.0%

Millions of Preprints Distributed	317.6	346.2	-8.3%	1,172.4	1,153.9	1.6%

Full Run ROP Linage by Market for Dailies:

California:
The Sacramento Bee	227.1	249.1	-8.8%	823.4	864.3	-4.7%
The Fresno Bee	129.2	124.3	3.9%	452.6	428.5	5.6%
The Modesto Bee	119.4	115.0	3.8%	425.0	404.9	5.0%
Merced Sun-Star	75.1	61.3	22.5%	242.4	206.7	17.3%

Star Tribune, Minneapolis	153.9	177.5	-13.3%	533.2	592.2	-10.0%
Northwest:
The News Tribune, Tacoma	101.6	119.2	-14.8%	362.7	417.3	-13.1%
Anchorage Daily News	95.0	104.8	-9.4%	291.6	320.1	-8.9%
Tri-City Herald	84.0	87.7	-4.2%	289.3	304.4	-5.0%

Carolinas:
The News & Observer, Raleigh	168.4	178.8	-5.8%	606.2	627.8	-3.4%
South Carolina Dailies	205.4	200.5	2.4%	665.5	671.9	-1.0%

Total	1,359.1	1,418.2	-4.2%	4,691.9	4,838.1	-3.0%

The McClatchy Company

Supplemental Advertising Revenue

By Category for the Period Ending April 30, 2006

	April		April Year-to-Date
	% Change	% Change Print Only	% Change	% Change Print Only
Advertising categories:
Retail	(2.5)	(4.6)	(1.5)	(3.2)
National	(3.3)	(3.3)	(4.7)	(4.6)
Classified Total	(3.7)	(5.8)	1.6	(0.6)
Auto	(23.3)	(25.6)	(19.3)	(22.0)
Real Estate	15.6	16.0	23.5	23.9
Employment	(1.2)	(5.6)	3.2	(0.8)
Direct Marketing	14.2	14.2	12.9	12.9
Total advertising growth	(2.2)	(3.9)	0.3	(1.3)